--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




     (Mark One)

         [X]        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 2004


                                       OR


         [ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from _____ to _____.


                          COMMISSION FILE NO: 001-13739



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    TUCSON ELECTRIC POWER COMPANY 401(K) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          UniSource Energy Corporation
                       One South Church Avenue, Suite 100
                                Tucson, AZ 85701


--------------------------------------------------------------------------------

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
INDEX
--------------------------------------------------------------------------------
DECEMBER 31, 2004 AND 2003

                                                                         PAGE(S)

Required Information...........................................................3

Report of Independent Registered Public Accounting Firm........................4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits................................5

Statements of Changes in Net Assets Available for Benefits.....................6

Notes to Financial Statements...............................................7-11

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)...........13-14

Signature Page................................................................15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm.........16


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                              REQUIRED INFORMATION


         The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

         The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Tucson Electric Power Company 401 (k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401 (k) Plan (the "Plan") at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
Los Angeles, CA
June 27, 2005

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                      2004          2003
ASSETS

Investment:                                       $137,015,679   $121,155,621
                                                  ------------   ------------


Receivables:
     Employer contributions                            122,682         92,651
     Participant contributions                         246,495        206,410
     Due from broker for securities sold                21,051             --
                                                  ------------   ------------

          Total receivables                            390,228        299,061
                                                  ------------   ------------

          Net assets available for benefits       $137,405,907   $121,454,682
                                                  ============   ============




              The accompanying notes are an integral part of these
                             financial statements.

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                                  2004               2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

   Investment income:
      Interest and dividend income                            $    490,779      $    459,113
      Net appreciation in fair value of investments             10,212,694        21,472,737
                                                              ------------      ------------

          Total investment income                               10,703,473        21,931,850
                                                              ------------      ------------
   Contributions:
      Employer contributions                                     3,669,184         3,274,061
      Participant contributions                                  8,044,632         6,868,251
      Participant rollovers                                        671,420         6,114,968
                                                              ------------      ------------
          Total contributions                                   12,385,236        16,257,280
                                                              ------------      ------------
          Total additions                                       23,088,709        38,189,130
                                                              ------------      ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

   Benefits paid to participants                                 7,123,951         6,127,855
   Administrative expenses                                          13,533            11,503
                                                              ------------      ------------
          Total deductions                                       7,137,484         6,139,358


Net increase                                                    15,951,225        32,049,772
                                                              ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                           121,454,682        89,404,910
                                                              ------------      ------------
   End of year                                                $137,405,907      $121,454,682
                                                              ============      ============



              The accompanying notes are an integral part of these
                              financial statements.

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the Tucson Electric Power Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the "Company"), who are employed by the Company on or after November 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ADMINISTRATION
     The Company's Pension Committee (the "Committee"), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the "Trustee") serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan's administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

     CONTRIBUTIONS
     Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage up to but not in excess of 15% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds. Contributions are subject to certain limitations.

     The Plan also allows for rollovers from participants' other external 401(k) plans ("Qualified Rollovers") into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

     Each payroll period during the two years ended December 31, 2004, the Company contributed Company Matching Contributions to the Plan with respect to each participant in an amount equal to the lesser of (i) the excess of the participant's Compensation Deferral Contributions to the Plan in the Plan Year over the Company Matching Contributions previously made in respect to the participant in the Plan year or (ii) 4.5% of the participant's compensation for that payroll period. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. Effective July 1, 2000, the Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company Matching Contributions.

     LOANS TO PARTICIPANTS
     Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant's accounts at the date of the loan. Loan terms must be for at least six months and no more than five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three month period. If a participant fails to repay a loan in full, the Committee may immediately reduce the value of the participant's account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest. Each loan is

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


     secured by the balance of the participant's account and bears a fixed rate of interest of the prime rate plus 2%. Interest rates for the years ended December 31, 2004 and 2003 ranged from 4.00% to 11.50%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund.

     DISTRIBUTIONS
     A participant's account becomes distributable upon termination of employment, total disability, death or retirement. A participant or beneficiary of a deceased participant may elect to have his or her account distributed a) as soon as practicable following the date of termination or death, or b) in the plan year following such date. Absent such an election, distributions do not occur until the close of the quarter in which the last Company matching contribution is made.

     The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

     Under certain conditions, once each plan year a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant's account are only permitted (i) for participants who have attained age 59-1/2 or (ii) in the event of a participant's hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended. Beginning with the plan year in which participants reach age 59-1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account. In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship. The amount which may be withdrawn in the case of a participant's hardship may not exceed the amount needed and is subject to the approval of the Committee.

     INVESTMENTS
     Participants may direct the investment of their Pretax Contributions and Company Matching Contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.

     VESTING
     A participant's interest in each of his accounts is at all times 100% vested.

     PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2.   ACQUISITION

     On August 11, 2003, UniSource Energy completed the purchase of the Arizona electric and gas utility businesses from Citizens Communications Company (Citizens). Upon closing and transfer of employment to UniSource Energy Services, Inc., the participants of the Citizens' 401(k) Savings Plan were allowed to roll over their account balance, including outstanding loan

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


     balances, to the Tucson Electric Power Company 401(k) Plan. Rollovers from the Citizens Plan of $5,986,061 are included in 2003 participant rollovers.

3.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     Plan investments other than the Fidelity Managed Income Portfolio, are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price on the valuation date. Investments in the Fidelity Managed Income Portfolio are valued based upon the net asset value of the unit value of each specific fund. Participant loans are valued at cost, which approximates fair value.

     Security transactions are recorded on the trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid. Net assets available for benefits of $29,963 at December 31, 2004 are due to participants who have withdrawn from participation in the Plan.

4.   INVESTMENTS

     The following investments represent 5% or more of the Plan's net assets as of December 31:

                                                              2004               2003

   Fidelity Growth Company Fund
         533,412 and 542,172 units, respectively          $29,908,412        $27,146,554

   Fidelity Magellan Fund
        255,162 and 258,840 units, respectively           $26,483,275        $25,298,986

   Fidelity Equity Income Fund
        355,352 and 330,876 units, respectively           $18,755,502        $16,461,069


                                       9


TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


   Fidelity Retirement Money Market Fund
        12,126,473 and 12,146,654 units, respectively     $12,126,473        $12,146,654

   Fidelity Low Priced Stock Fund
        247,534 and 191,768 units, respectively           $ 9,963,258        $ 6,708,029

   Fidelity Managed Income Portfolio
        7,196,002 and 5,968,993 units, respectively       $ 7,196,002        $ 5,968,993

   Fidelity Intermediate Bond Fund
        655,130 and 619,266 units, respectively           $ 6,891,963        $ 6,601,380



     During 2004 and 2003 the Plan's investments appreciated (including gains and losses on investments purchased and sold, as well as held during the year) in value by $10,212,694 and $21,472,737 as follows:

                                           2004                  2003

     Mutual Funds                      $ 10,275,573          $ 20,550,764
     Common Stock                           (62,879)              921,973
                                       ------------          ------------
          Total                        $ 10,212,694          $ 21,472,737
                                       ============          ============


5.   CONCENTRATION OF CREDIT RISK

     At December 31, 2004 and 2003, the Plan's assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy Corporation stock and participant loans. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.   TAX STATUS

     The Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 27, 2002, has been received from the IRS. The Plan has since been amended; however, the Plan administrator believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   RELATED PARTY TRANSACTIONS

     In 2004 and 2003, the Plan's investments in shares of mutual funds managed by the Trustee of $117,202,526 and $103,532,978, respectively, as well as in stock of UniSource Energy Corporation in the amounts of $2,638,328 and $2,866,040, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


     The Trustee invests in the Company's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Company's common stock:


                                                    2004            2003

         Cost of shares purchased                $ 645,633       $ 764,754
         Number of shares purchased                 26,375          39,453

         Proceeds from shares sold               $ 810,466       $ 802,246
         Number of shares sold                      33,168          37,838


8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following reconciles net assets available for plan benefits per the financial statements at December 31, 2004 to Form 5500:

                                                                     2004
        Net assets available for benefits per the
          financial statements                                  $137,405,907
        Amounts allocated to withdrawing participants
          at December 31, 2004                                       (29,963)
                                                                ------------
        Net assets available for benefits per Form 5500         $137,375,944
                                                                ============


     The following reconciles benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

                                                                    2004
        Benefits paid to participants per the
          financial statements                                  $ 7,123,951
        Add: Amounts allocated to withdrawing participants
          at December 31, 2004                                       29,963
                                                                -----------
        Benefits paid to participants per Form 5500             $ 7,153,914
                                                                ===========


     Amounts allocated to withdrawing participants are for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

                             SUPPLEMENTAL SCHEDULES

TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------


                                                     DESCRIPTION OF INVESTMENT INCLUDING
           IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,
(a) (b)      LESSOR OR SIMILAR PARTY            (c)   COLLATERAL, PAR OR MATURITY VALUE           (d) COST**       (e) CURRENT VALUE
             -----------------------                  ---------------------------------               ------           -------------

    *   Fidelity Growth Company Fund                Investment in 533,412 units of a growth fund                       $  29,908,412

    *   Fidelity Magellan Fund                      Investment in 255,162 units of a growth fund                          26,483,275

    *   Fidelity Equity Income Fund                 Investment in 355,352 units of a growth and
                                                      income fund                                                         18,755,502

    *   Fidelity Retirement Money Market            Investment in 12,126,473 units of a money
        Portfolio                                     market fund                                                         12,126,473

    *   Fidelity Low-Priced Stock Fund              Investment in 247,534  units of a growth fund                          9,963,258

    *   Fidelity Intermediate Bond Fund             Investment in 655,130 units of an income fund                          6,891,963

    *   Fidelity Managed Income Portfolio           Investment in 7,196,002 units of an open
                                                      ended commingled pool                                                7,196,002

        Spartan U.S. Equity Index Fund              Investment in 104,172 units of a growth fund                           4,464,819

    *   Fidelity Asset Manager Fund                 Investment in 261,135 units of an asset
                                                      allocation fund                                                      4,233,005

        Janus Worldwide Fund                        Investment in 73,008 units of a growth fund                            3,023,271

    *   UniSource Energy Stock Fund                 Investment in 109,429 units of a unitized
                                                       company stock fund                                                  2,638,328

        BrokerageLink Account                       Investment in 3,394,157  units of a self-
                                                      directed investment fund                                             3,394,157

        Janus Flexible Bond Fund                   Investment in 180,805 units of an  income fund                          1,753,812

    *   Fidelity Diversified International Fund     Investment in 13,260 units of a growth fund                              379,765

    *   Fidelity Freedom 2005                       Investment in 31,489 units of an income fund                             340,086

        American Beacon Small Cap Value Plan        Investment in 16,525 units of an growth fund                             329,006

    *   Fidelity Freedom 2010                       Investment in 23,404 units of an income fund                             318,756

        Franklin Utilities A                        Investment in 28,489 units of an growth and
                                                      income fund                                                            315,948

    *   Fidelity Freedom 2015                       Investment in 24,063 units of an growth fund                             265,894

    *   Fidelity Freedom 2025                       Investment in 16,557 units of an growth fund                             186,766


                                       13


TUCSON ELECTRIC POWER COMPANY
401(K) PLAN
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------


                                                     DESCRIPTION OF INVESTMENT INCLUDING
           IDENTITY OF ISSUE, BORROWER,                MATURITY DATE, RATE OF INTEREST,
(a) (b)      LESSOR OR SIMILAR PARTY            (c)   COLLATERAL, PAR OR MATURITY VALUE           (d) COST**       (e) CURRENT VALUE
             -----------------------                  ---------------------------------               ------           -------------


    *   Fidelity Small Cap Stock                    Investment in 4,290 units of an growth fund                               77,897

    *   Fidelity Freedom 2020                       Investment in 1,586 units of an growth fund                               22,145

    *   Fidelity Freedom 2030                       Investment in 1,393 units of an growth fund                               19,620

    *   Fidelity Freedom 2035                       Investment in 1,661 units of an growth fund                               19,002

    *   Fidelity Freedom 2040                       Investment in 1,778 units of an growth fund                               14,705

    *   Loans to participants                       Loans with maturities ranging from 1 month to
                                                      180 months and interest rates from 4.00%
                                                      to 11.50%                                                           3,893,812
                                                                                                                       -------------
                                                                                                                       $ 137,015,679
                                                                                                                       =============


*   Denotes party-in-interest
** Historical cost information is not required for participant-directed investments.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By: Tucson Electric Power Company 401(k) Plan Administrative Committee




    By:   /s/   Kevin P. Larson                          Date: June 29, 2005
          ------------------------------------------           -------------
                Kevin P. Larson
          Member of Plan Administrative Committee



    By:   /s/   Steven J. Glaser                         Date: June 29, 2005
          ------------------------------------------           -------------
                Steven J. Glaser
          Member of Plan Administrative Committee



    By:   /s/   Michael J. DeConcini                     Date: June 29, 2005
          ------------------------------------------           -------------
                Michael J. DeConcini
          Member of Plan Administrative Committee


                                       15